UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934


                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)


                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    314012105
                                 --------------
                                 (CUSIP Number)


                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                        April 12, 2006 and April 21, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

-----------------------------------
CUSIP No. 314012105
-----------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Keefe Managers, LLC
     I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                                795,835 shares
                                  ----------------------------------------------
  NUMBER OF                       8    SHARED VOTING POWER
   SHARES                                                       -0-
BENEFICIALLY                      ----------------------------------------------
  OWNED BY                        9    SOLE DISPOSITIVE POWER
    EACH                                                        795,835 shares
  REPORTING                       ----------------------------------------------
   PERSON                         10   SHARED DISPOSITIVE POWER
    WITH                                                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     795,835 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA, CO
--------------------------------------------------------------------------------

         The following constitutes Amendment No. 2 to the Schedule 13D filed by Keefe Managers, LLC ("Keefe") with the Securities and Exchange Commission (the "SEC") on November 30, 2005 (the "Original Filing"), as previously amended by Amendment No. 1 filed by Keefe with the SEC on March 16, 2006 ("Amendment No. 1").

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 4.  Purpose of the Transaction.
------   --------------------------

         Keefe purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Keefe and the availability of Shares at prices that would make the purchase of additional Shares desirable, Keefe may increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Keefe may deem advisable in its sole discretion.

         Keefe has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

         On November 28, 2005, Keefe sent a letter to the Board of Directors of the Issuer regarding a request that the Board of Directors consider the appointment or the nomination for election of Robert B. Goldstein to the Issuer's Board of Directors not later than the Issuer's 2006 annual meeting of shareholders (the "Annual Meeting") and, if such request was denied, Keefe's reservation of its rights to take any actions necessary to assure that the shareholders would have the right to consider the candidacy of Mr. Goldstein, including directly nominating him for director in accordance with the Issuer's established procedures and engaging in a proxy campaign. A copy of this letter was attached as an exhibit to the Original Filing.

         On March 16, 2006, Keefe sent a letter to the Board of Directors of the Issuer regarding a request that the Board of Directors again consider the nomination for election of Robert B. Goldstein to the Issuer's Board of Directors at the Annual Meeting and, if such request is denied, Keefe's intention to nominate him for director in accordance with the Issuer's established procedures, which might result in Keefe engaging in a proxy campaign. A copy of this letter was attached as an exhibit to Amendment No. 1.

         On April 12, 2006, Keefe filed a preliminary proxy statement with the SEC relating to the solicitation of proxies in connection with the Annual Meeting, in which Keefe seeks support from the Issuer's shareholders (i) to elect Robert B. Goldstein to the Issuer's board of directors and (ii) to approve an amendment to the Issuer's Amended and Restated Bylaws (the "Bylaw Amendment") that would prohibit any person who has been the subject of a cease and desist order issued by any federal bank regulatory agency or who has paid or been subject to a civil money penalty imposed by a federal bank regulatory agency for personal or professional conduct involving a banking institution insured by the Federal Deposit Insurance Corporation from being elected as a director of the Issuer. Keefe intends to solicit proxies from shareholders of the Issuer in favor of these proposals.

         Keefe caused formal notices dated April 21, 2006 to be delivered to the Issuer (the "Notices") for the purposes of nominating Mr. Goldstein for election as a director of the Issuer at the Annual Meeting and proposing that the shareholders of the Issuer consider the Bylaw Amendment at the Annual Meeting. A copy of the Notices are attached hereto as Exhibit 1 and 2 and incorporated herein by reference.

         Keefe intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Keefe may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, communicating privately or publicly with other shareholders, the Issuer's Board of Directors or other persons, seeking additional Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

Item 7.  Material To Be Filed As Exhibits.
------   --------------------------------

         Exhibit 1. Notice dated April 21, 2006 to the Issuer for the purpose of nominating Mr. Goldstein for election as a director of the Issuer at the Annual Meeting.

         Exhibit 2. Notice dated April 21, 2006 to the Issuer for the purpose of proposing that the shareholders of the Issuer consider the Bylaw Amendment at the Annual Meeting.

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


                                       KEEFE MANAGERS, LLC

Date: April 21, 2006                   By: /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons,
                                           President

                                                                       EXHIBIT 1
                                                                       ---------
                                   Cede & Co.
                        c/o The Depository Trust Company
                           55 Water Street, 50th Floor
                            New York, New York 10041


                                       April 21, 2006


VIA FACSIMILE AND FEDEX

Federal Trust Corporation
312 West First Street
Suite 110
Sanford, Florida  32771-1270
Attention:  Secretary

         Re: Notice of Nomination of Robert B. Goldstein for Election as Director of Federal Trust Corporation ("Federal Trust") at Federal Trust's 2006 Annual Meeting of Shareholders

Ladies and Gentlemen:

         Cede & Co. ("Cede & Co."), the nominee of The Depository Trust Company, is a holder of record of shares of common stock (the "Common Stock") of Federal Trust. Cede & Co. has been informed by its Participant, Goldman, Sachs & Co. ("Participant"), that on the date hereof 442,430 shares of Federal Trust's common stock (the "Shares") credited to Participant's Depository Trust Company account are beneficially owned by Keefe-Rainbow Partners L.P., acting through Keefe Managers, LLC (together with Keefe-Rainbow Partners L.P., "Keefe"), which are customers of Participant.

         At the request of Participant, on behalf of Keefe and in accordance with the provisions of Article I, Section 7(b) of the Amended and Restated Bylaws of Federal Trust (the "Bylaws"), as filed with the Securities and Exchange Commission, Cede & Co., as holder of record of the above-referenced Shares hereby provides the following notice of nomination to Federal Trust.

         Cede & Co., at the request of Participant on behalf of Keefe as beneficial owner, hereby nominates Robert B. Goldstein for election as a Class I director of Federal Trust at Federal Trust's 2006 Annual Meeting of Shareholders, including any adjournment, postponement or continuation thereof (the "Annual Meeting").

         Cede & Co. has been informed that Keefe reserves the right to nominate a substitute person for election as a director in the event that Mr. Goldstein

Federal Trust Corporation
April 21, 2006
Page 2


is unable or unwilling to serve as a director or Federal Trust makes or announces any change to its Bylaws or takes or announces any other actions that are designed to, or have the effect of, disqualifying Mr. Goldstein.

         Cede & Co. has been informed that Keefe's interest in the election of Mr. Goldstein by the shareholders of Federal Trust is derived from its ownership of the Shares.

         Certain additional information required by the Bylaws is included in Annex A to this notice of nomination. Pursuant to the Bylaws, the written consent of Mr. Goldstein to being named in the proxy statement as a nominee and to serve as a director of Federal Trust if elected is included as Annex B to this notice of nomination.

         While Cede & Co. has provided this notice of nomination in its capacity as shareholder of record of the Shares, it does so only at the request of Participant, and only as a nominal party for the true party in interest, Keefe. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Keefe is afforded its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

         While the Participant has requested Cede & Co. to provide this notice in its capacity as nominee shareholder of the Shares on DTCC's books, it does so only at the request of, and as a nominal party for the true party in interest, Keefe. The Participant has no interest in this matter other than to take those steps which are necessary to ensure that Keefe is afforded its rights as the beneficial owner of the Shares.

         Cede & Co. has been informed that this notice of nomination fully complies with the applicable provisions of the Bylaws. Any claim that this notice of nomination is in any way defective or deficient, and all further correspondence on this matter, should be addressed to John J. Lyons, c/o Keefe Managers, LLC, 375 Park Avenue, 23rd Floor, New York, New York 10152 (telephone 212-754-2000; facsimile 212-754-5806) with copies to Frederick W. Dreher, Esquire and Richard L. Cohen, Esquire, Duane Morris LLP, 30 South 17th Street, Philadelphia, PA 19103 (telephone 215-979-1000; facsimile 215-979-1213), so that there is adequate opportunity to address such claim in a timely fashion. The giving of this notice of nomination is not an admission that the procedures set forth in the Bylaws are legal, valid or binding, and at the request of Participant and on behalf of Keefe, the undersigned reserves all rights to challenge their validity and to assert a claim for any damages or costs Participant or Keefe may sustain or incur, including attorneys' fees, in the event of any dispute concerning the validity of this notice of nomination or the Bylaws.

Federal Trust Corporation
April 21, 2006
Page 3

         This letter has been signed by the record owner of the Shares and by the beneficial owner of the Shares.

         The Annexes are hereby incorporated into and made a part of this notice of nomination. Accordingly, all matters disclosed in any part of this notice of nomination, including the Annexes, should be deemed disclosed for all purposes of this notice of nomination. All upper case terms appearing in the Annexes that are not defined in such Annexes shall have the same meanings as the definition of such terms in this notice of nomination.


                                       Very truly yours,


                                       CEDE & CO.

                                       By: /s/ ALAN HUTTON
                                           ------------------------------------
                                           Name:  Alan Hutton
                                           Title: Partner

Federal Trust Corporation
April 21, 2006
Page 4


                      [Beneficial Holder's Signature Page]


                                       Very truly yours,

                                       KEEFE-RAINBOW PARTNERS L.P.

                                       By: Keefe Managers, LLC


                                           /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons, President

                                     ANNEX A

         Certain information required pursuant to Article I, Section 7(b) of the Bylaws is set forth in this Annex A.

         Information Regarding Record Owner and Beneficial Owner

         (i) The names and addresses of the record and beneficial shareholders who are nominating Mr. Goldstein are as follows:

                  Cede & Co.
                  c/o The Depository Trust Company
                  55 Water Street, 50th Floor
                  New York, New York 10041

                  Keefe-Rainbow Partners L.P.
                  c/o Keefe Managers, LLC
                  375 Park Avenue, 23rd Floor
                  New York, New York 10152

         Keefe Managers, LLC, by virtue of the investment advisory services that it provides for certain entities, is deemed to be the beneficial owner, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of 795,835 shares of Federal Trust's common stock, including the Shares. Keefe Managers, LLC's address is 375 Park Avenue, 23rd Floor, New York, New York 10152.

         Information Regarding Nominee

(A)      Name of Nominee: Robert B. Goldstein

         Age of Nominee: 65

         Business address of Nominee: 49 Turkey Hill Road South, Westport, CT 06860

         Residence address of Nominee: 49 Turkey Hill Road South, Westport, CT 06860

(B)      Principal occupation or employment of Nominee: See (D)(ii) below.

(C) Number of shares of Federal Trust's common stock that are owned beneficially or of record by Mr. Goldstein: 800 shares directly, which were purchased on April 7, 2006.

(D)      Other Information relating to the Nominee:

         (i) Mr. Goldstein has no position or office with Federal Trust and, except for agreeing to be nominated as a director of Federal Trust and to serve if elected, has no arrangement or understanding with any other person pursuant to which he was selected to be a nominee. Neither Mr. Goldstein nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Federal Trust or its affiliates or (B) any future transactions to which Federal Trust or any of its affiliates will or may be a party.

         (ii) Mr. Goldstein has served as Chairman of Bay View Capital Corporation ("BVCC"), a financial services company, since October 2002. Mr. Goldstein joined BVCC in March 2001 as President, Chief Executive Officer and a director. In October 2002, he resigned as President and in December 2002, he resigned as Chief Executive Officer. Prior to joining BVCC, Mr. Goldstein served as President of the Jefferson Division of Hudson United Bank, a banking institution, in Philadelphia from 2000 to 2001, when Hudson United Bancorp acquired Jeff Banks Inc., and was President of Jeff Banks Inc., a banking institution, from 1998 to 2000. Prior to these positions, Mr. Goldstein held several President and Chief Executive Officer positions with banks in Pennsylvania and Connecticut. Mr. Goldstein currently also serves on the boards of directors of F.N.B. Corporation, Hermitage, Pennsylvania, a diversified financial services company; Luminent Mortgage Capital, Inc., San Francisco, California, a real estate investment trust, and RS Group Holdings, Inc., a privately owned trust services company in New York City, New York.

         None of the entities referred to under this item (D)(ii) with which Mr. Goldstein has been involved during the past five years is a parent, subsidiary or other affiliate of Federal Trust.

         (iii) Mr. Goldstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

         (iv) Mr. Goldstein was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Federal Trust, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

                                     ANNEX B


         The written consent of Robert B. Goldstein to being named in the proxy statement as a nominee for election as a director of Federal Trust and to serve as a director if elected is attached to this Annex B. If Federal Trust requests an original signed statement of consent, Keefe will provide it.

                               CONSENT OF NOMINEE


         The undersigned hereby consents to being named as a nominee for election as a director of Federal Trust Corporation ("Federal Trust"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to the shareholders of Federal Trust by Keefe Managers, LLC ("Keefe") and in other materials in connection with the solicitation of proxies by Keefe from shareholders of Federal Trust to be voted at the 2006 annual meeting of shareholders of Federal Trust and any adjournment or postponement thereof, and further consents to serve as a director of Federal Trust, if elected.

Dated: April 12, 2006

                                       Sincerely,

                                       /s/  ROBERT B. GOLDSTEIN
                                       -----------------------------------------
                                       Robert B. Goldstein

                                                                       EXHIBIT 2
                                                                       ---------

                                   Cede & Co.
                        c/o The Depository Trust Company
                           55 Water Street, 50th Floor
                            New York, New York 10041


                                         April 21, 2006


VIA FACSIMILE AND FEDEX

Federal Trust Corporation
312 West First Street
Suite 110
Sanford, Florida  32771-1270
Attention:  Secretary

         Re: Notice of Proposed Amendment to Amended and Restated Bylaws of Federal Trust Corporation ("Federal Trust")

Ladies and Gentlemen:

         Cede & Co. ("Cede & Co."), the nominee of The Depository Trust Company, is a holder of record of shares of common stock (the "Common Stock"), of Federal Trust. Cede & Co. has been informed by its Participant, Goldman, Sachs & Co. ("Participant"), that on the date hereof 442,430 shares of Federal Trust's common stock (the "Shares") credited to Participant's Depository Trust Company account are beneficially owned by Keefe-Rainbow Partners L.P., acting through Keefe Managers, LLC (together with Keefe-Rainbow Partners L.P., "Keefe"), which are customers of Participant.

         At the request of Participant, on behalf of Keefe and in accordance with the provisions of Article I, Section 7(a) of the Amended and Restated Bylaws of Federal Trust (the "Bylaws"), as filed with the Securities and Exchange Commission, Cede & Co., as holder of record of the above-referenced Shares hereby provides the following notice to Federal Trust.

         Cede & Co., at the request of Participant on behalf of Keefe as beneficial owner, hereby proposes that the adoption of a new Article I, Section 7(c) to the Bylaws be brought before the shareholders of Federal Trust at Federal Trust's 2006 Annual Meeting of Shareholders (the "Annual Meeting"). The complete text of new Article I, Section 7(c), of the Bylaws, as proposed to be adopted, reads in its entirety as follows:

Federal Trust Corporation
April 21, 2006
Page 2

         "(c)     No person who has been the subject of a cease and desist order issued by a federal agency primarily responsible for regulation of financial institutions or who has paid or been subject to a civil money penalty imposed by a federal agency primarily responsible for regulation of financial institutions for personal or professional conduct involving a banking institution insured by the Federal Deposit Insurance Corporation shall be eligible for election as a director of the Corporation."

         Cede & Co. has been informed that Keefe believes that this amendment is important for corporate governance purposes to assure that only the most appropriate candidates for director are considered by Federal Trust's shareholders.

         Cede & Co. has been informed that Keefe's interest in the proposed amendment is derived from its ownership of the Shares.

         Certain additional information required by the Bylaws is included in Annex A to this notice.

         While Cede & Co. has provided this notice in its capacity as shareholder of record of the Shares, it does so only at the request of Participant, and only as a nominal party for the true party in interest, Keefe. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Keefe is afforded its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

         While the Participant has requested Cede & Co. to provide this notice in its capacity as nominee shareholder of the Shares on DTCC's books, it does so only at the request of, and as a nominal party for the true party in interest, Keefe. The Participant has no interest in this matter other than to take those steps which are necessary to ensure that Keefe is afforded its rights as the beneficial owner of the Shares.

         Cede & Co. has been informed that this notice fully complies with the applicable provisions of the Bylaws. Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter, should be addressed to John J. Lyons, c/o Keefe Managers, LLC, 375 Park Avenue, 23rd Floor, New York, New York 10152 (telephone 212-754-2000; facsimile 212-754-5806) with copies to Frederick W. Dreher, Esquire and Richard L. Cohen, Esquire, Duane Morris LLP, 30 South 17th Street, Philadelphia, PA 19103 (telephone 215-979-1000; facsimile 215-979-1213), so that there is adequate opportunity to

Federal Trust Corporation
April 21, 2006
Page 3

address such claim in a timely fashion. The giving of this notice is not an admission that the procedures set forth in the Bylaws are legal, valid or binding, and at the request of Participant and on behalf of Keefe, the undersigned reserves all rights to challenge their validity and to assert a claim for any damages or costs Participant or Keefe may sustain or incur, including attorneys' fees, in the event of any dispute concerning the validity of this notice or the Bylaws.

         This letter has been signed by the record owner of the Shares and by the beneficial owner of the Shares.

         Annex A is hereby incorporated into and made a part of this notice. Accordingly, all matters disclosed in any part of this notice, including the Annex, should be deemed disclosed for all purposes of this notice. All upper case terms appearing in the Annex that are not defined in such Annex shall have the same meanings as the definition of such terms in this notice.


                                       Very truly yours,


                                       CEDE & CO.

                                       By: /s/ ALAN HUTTON
                                           ------------------------------------
                                           Name:  Alan Hutton
                                           Title: Partner

Federal Trust Corporation
April 21, 2006
Page 4
                            [Beneficial Holder's Signature Page]


                                       Very truly yours,

                                       KEEFE-RAINBOW PARTNERS L.P.

                                       By: Keefe Managers, LLC


                                           /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons, President

                                     ANNEX A


         Certain information required pursuant to Article I, Section 7(a) of the Bylaws is set forth in this Annex A.

         Information Regarding Record Owner and Beneficial Owner

         (i) The names and addresses of the record and beneficial shareholders who are proposing the amendment to the Bylaws are as follows:

         Cede & Co.
         c/o The Depository Trust Company
         55 Water Street, 50th Floor
         New York, New York 10041

         Keefe-Rainbow Partners L.P.
         c/o Keefe Managers, LLC
         375 Park Avenue, 23rd Floor
         New York, New York 10152

         Keefe Managers, LLC, by virtue of the investment advisory services that it provides for certain entities, is deemed to be the beneficial owner, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of 795,835 shares of Federal Trust's common stock, including the Shares. Keefe Managers, LLC's address is 375 Park Avenue, 23rd Floor, New York, New York 10152.